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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*

                           Edge Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  279862 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Gorlin
                           Guardian Industries Corp.
                                2300 Harmon Road
                       Auburn Hills, Michigan 48326-2170
                                 (248) 340-2178
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 4, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)




                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP No. 600533 20 2                                          Page 2
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Mr. William Davidson
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,090,404
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,090,404
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,090,404
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 600533 20 2                                          Page 3
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Guardian Industries Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,090,404
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,090,404
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,090,404
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 600533 20 2                                        Page 4
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
      Guardian Energy Management Corp.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Michigan
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,090,404
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,090,404
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,090,404
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

This Amendment No. 1 amends certain information in the Schedule 13D filed on January 29, 2004 on behalf of Guardian Energy Management Corp., Guardian Industries Corp. and William Davidson (together, the "Reporting Persons").

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the transaction was to obtain an interest in the Issuer. None of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions listed in items (a) through (j) (inclusive) of this Item 4. The Reporting Persons may sell or purchase shares of Common Stock in the open market from time to time.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) and (b) The Reporting Persons beneficially own, and share voting power of, 1,090,404 shares of Common Stock. GEMCO holds of record 289,619 shares of Common Stock, and holds options to purchase an additional 800,785 shares of Common Stock. Between January 27, 2004 and April 4, 2004, Guardian Energy Management Corp. sold 163,500 shares of Common Stock in broker's transactions in the open market.

          (c) See (a) and (b) above. No other transactions in the Common Stock were effected by any Reporting Person during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 4, 2004                    By: /s/   William Davidson
-----------------------------       --------------------------------------------
               Date                 Name:  William Davidson



                                 GUARDIAN INDUSTRIES CORP.

April 4, 2004                    By: /s/   Robert H. Gorlin
-----------------------------       --------------------------------------------
               Date                 Name:  Robert H. Gorlin
                                    Title: Vice President



                                 GUARDIAN ENERGY MANAGEMENT INC.

April 4, 2004                    By: /s/   Paul A. Halpern
-----------------------------       --------------------------------------------
               Date                 Name:  Paul A. Halpern
                                    Title: Vice President - Operations